SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March, 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) changed the date of its 46th Annual General Meeting of Shareholders (“Shareholders’ Meeting”) to Monday, March 26, 2007 from Friday, March 23, 2007. KEPCO hereby calls the Shareholders’ Meeting pursuant to Article 18 of its Articles of Incorporation as follows and seeks the attendance of its shareholders.

1. The 46th Annual General Meeting of Shareholders of KEPCO

Date and time	Monday, March 26, 2007, 10:00 a.m. (Seoul Time)

Place	167, Samseong-dong, Gangnam-gu, Seoul, Korea, Grand Hall at the head office of KEPCO

Report

1.      General report on the business of KEPCO for the fiscal year ended December 31, 2006

2.      Report of the Board of Auditors on the proposed financial statements of KEPCO for the fiscal year ended December 31, 2006.

3.      Appointment of the independent accountants of KEPCO

- KEPCO changed its independent accountants to Deloitte Anjin LLC., a member firm of Deloitte Touche Tohmatsu, for the period from January 1, 2007 through December 31, 2009, from KPMG Samjong Accounting Corp. Such change was in the ordinary course of business of KEPCO.

Agenda

1.      Shareholders’ approval of the non-consolidated balance sheets, income statements and the proposed appropriation of retained earnings as of or for the fiscal year ended December 31, 2006, each prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP.

2.      Selection of the president of KEPCO

Nominee

- Name: Lee, Won-Gul

- Age: 58

- Term of office: 3 years

- Nationality: Republic of Korea

Mr. Lee, Won-Gul received a B.A. in public administration from Sungkyunkwan University and previously served as Vice Minister for Energy of the Ministry of Commerce, Industry and Energy.

☐	Attached: Preliminary, unaudited, non-consolidated financial statements as of or for the fiscal year ended December 31, 2006, prepared in accordance with Korean GAAP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Moon, Ho
Name:	Moon, Ho
Title:	Chief Financial Officer

Date: March 8, 2007

[Attachment]

Korea Electric Power Corporation

Preliminary Non-consolidated Balance Sheets

December 31, 2006 and 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars
Assets	2006		2005	2006	2005
Property, plant and equipment:	(Won)	46,072,259	43,163,840	$49,561,380	46,432,702
Less: accumulated depreciation		(12,556,783)	(10,854,375)	(13,507,727)	(11,676,393)
Less: construction grants		(4,086,894)	(3,640,966)	(4,396,401)	(3,916,702)

		29,428,582	28,668,499	31,657,252	30,839,607
Construction in-progress		2,122,773	2,118,540	2,283,534	2,278,980

		31,551,355	30,787,039	33,940,786	33,118,587

Investments and other assets:
Investment securities		27,644,237	26,797,485	29,737,777	28,826,898
Long-term loans		195,413	180,084	210,211	193,722
Currency and interest rate swaps		—	549,668	—	591,295
Intangible assets		214,284	235,040	230,512	252,839
Other non-current assets		262,198	151,854	282,054	163,356

		28,316,132	27,914,131	30,460,554	30,028,110

Current assets:
Cash and cash equivalents		129,224	208,513	139,012	224,304
Trade receivables, less allowance for doubtful accounts of (Won)48,559 in 2006 and (Won)44,330 in 2005		2,249,046	2,041,366	2,419,369	2,195,962
Other accounts receivable, less allowance for doubtful accounts of (Won)5,724 in 2006 and (Won)5,232 in 2005 and present value discount of nil in 2006 and 2005		264,305	263,041	284,321	282,961

Short-term financial instruments		25,000	38,000	26,894	40,878
Short-term currency swaps		479,879	—	516,221	—
Currency forwards		64	—	69	—
Inventories		178,099	92,741	191,587	99,765
Deferred income tax assets		251,413	207,860	270,453	223,601
Other current assets		91,684	74,150	98,627	79,766

		3,668,714	2,925,671	3,946,553	3,147,237

Total assets	(Won)	63,536,201	61,626,841	$68,347,893	66,293,934

Korea Electric Power Corporation

Preliminary Non-consolidated Balance Sheets, Continued

December 31, 2006 and 2005

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars
Liabilities and Shareholders’ Equity	2006		2005	2006	2005
Stockholders’ equity:
Common stock of (Won)5,000 par value Authorized - 1,200,000,000 shares Issued - 641,567,712 shares in 2006 and 2005	(Won)	3,207,839	3,207,839	$3,450,773	3,450,773
Capital surplus		14,518,843	14,422,727	15,618,377	15,514,981
Retained earnings:
Appropriated		23,922,207	22,209,291	25,733,872	23,891,234
Unappropriated		2,071,223	2,444,451	2,228,080	2,629,574
Capital adjustments		(758,088)	(78,646)	(815,499)	(84,602)

Total shareholders’ equity		42,962,024	42,205,662	46,215,603	45,401,960

Long-term liabilities:
Long-term debt, net		10,230,839	10,430,342	11,005,637	11,220,248
Accrual for retirement and severance benefits, net		557,887	450,422	600,137	484,533
Reserve for self insurance		103,942	98,618	111,813	106,087
Currency and interest rate swaps		—	56,388	—	60,659
Deferred income tax liabilities		2,435,310	2,300,950	2,619,740	2,475,204
Other long-term liabilities		389,062	401,270	418,525	431,658

		13,717,040	13,737,990	14,755,852	14,778,389

Current liabilities:
Trade payables		1,776,592	2,103,862	1,911,137	2,263,191
Other accounts payable		421,832	358,007	453,778	385,119
Short-term borrowings		200,000	71,000	215,146	76,377
Current portion of long-term debt, net		3,363,742	2,328,206	3,618,483	2,504,525
Income tax payable		423,120	97,189	455,164	104,549
Accrued interest expense		98,951	81,749	106,445	87,940
Other current liabilities		572,900	643,176	616,285	691,884

		6,857,137	5,683,189	7,376,438	6,113,585

Total liabilities		20,574,177	19,421,179	22,132,290	20,891,974

Commitments and contingencies

Total shareholders’ equity and liabilities	(Won)	63,536,201	61,626,841	$68,347,893	66,293,934

Korea Electric Power Corporation

Preliminary Non-consolidated Statements of Income

For the years ended December 31, 2006 and 2005

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars
	2006		2005	2006	2005
Operating revenues:
Sale of electricity	(Won)	26,900,604	24,995,344	$28,937,827	26,888,279
Other operating revenues		78,429	116,987	84,368	125,847

		26,979,033	25,112,331	29,022,195	27,014,126

Operating expenses:
Power transmission and distribution costs		4,112,928	3,964,824	4,424,406	4,265,086
Purchased power		20,347,128	18,543,717	21,888,046	19,948,060
Other operating costs		85,611	122,680	92,095	131,971
Selling and administrative expenses		1,201,775	1,155,193	1,292,787	1,242,678

		25,747,442	23,786,414	27,697,334	25,587,795

Operating income		1,231,591	1,325,917	1,324,861	1,426,331

Other income (expense):
Interest income		15,702	16,001	16,891	17,213
Interest expense		(544,327)	(472,979)	(585,550)	(508,799)
Gain on foreign currency transactions and translation, net		236,336	235,946	254,234	253,815
Donations		(105,687)	(108,636)	(113,691)	(116,863)
Rental income		138,294	128,469	148,767	138,198
Equity income of affiliates, net		1,589,394	1,912,194	1,709,762	2,057,007
Gain on disposal of property, plant and equipment, net		6,784	22,359	7,298	24,052
Valuation gain (loss) on currency and interest rate swaps, net		(26,466)	127,363	(28,470)	137,009
Other, net		82,317	(5,593)	88,551	(6,017)

		1,392,347	1,855,124	1,497,792	1,995,615

Income before income taxes		2,623,938	3,181,041	2,822,653	3,421,946

Income taxes		(553,395)	(732,430)	(595,304)	(787,898)

Net income	(Won)	2,070,543	2,448,611	$2,227,349	2,634,048

Basic earnings per share	(Won)	3,245	3,854	$3.49	4.15

Diluted earnings per share	(Won)	3,153	3,830	$3.39	4.12

Korea Electric Power Corporation

Preliminary Non-consolidated Statements of Appropriation of Retained Earnings

For the years ended December 31, 2006 and 2005

Date of Appropriation for 2006: March 23, 2007

Date of Appropriation for 2005: March 17, 2006

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars
	2006		2005	2006	2005
Unappropriated retained earnings:
Balance at beginning of year	(Won)	—	—	$—	—
Change in retained earnings due to cumulative effect of accounting change		—	12,422	—	13,363
Change in retained earnings of affiliated companies due to cumulative effect of accounting changes		680	(16,581)	731	(17,837)
Net income		2,070,543	2,448,611	2,227,349	2,634,048

Balance at end of year before appropriation		2,071,223	2,444,452	2,228,080	2,629,574

Appropriation of retained earnings:
Legal reserve		—	2,048	—	2,202
Reserve for investment on social overhead capital		60,000	65,000	64,544	69,923
Reserve for research and human development		60,000	60,000	64,544	64,544
Reserve for business expansion		1,330,141	1,585,869	1,430,875	1,705,969
Dividends – 20% on par value at 1,000 Won per share in 2006 and 23% on par value at 1,150 Won per share in 2005		621,082	731,535	668,117	786,936

		2,071,223	2,444,452	2,228,080	2,629,574

Unappropriated retained earnings to be carried over to subsequent year	(Won)	—	—	$—	—